SECURITIES A... Wa... ...SION

08029468

RECEIVED

FEB 29 2008

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]8-46998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant	South Carolina	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Conway — (212) 816-0034
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

401 South Tryon Street	Charlotte	NC	28202-1911
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Steven Dean Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Automated Trading Desk Brokerage Services, LLC (the"Company") for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24, 2008

Signature Date

President

Title

Notary Public

My Commission Expires
January 25, 2017

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

To the Member of Automated Trading Desk Brokerage Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Brokerage Services, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Automated Trading Desk Brokerage Services, LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$ 894,001
Due from clearing brokers	104,820,246
Financial instruments owned, held at clearing brokers - at market value	9,080,462
Accounts receivable	387,089
Other assets	79,075
TOTAL ASSETS	$ 115,260,873
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Financial instruments sold, not yet purchased - at market value	$ 10,481,311
Due to Parent	6,107,860
Accounts payable and accrued expenses	345,296
Total liabilities	16,934,467
Commitments and contingencies (See Note 8)	
MEMBER'S EQUITY	98,326,406
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 115,260,873

The accompanying notes are an integral part to this statement of financial condition.

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Exchange ("NASDAQ"), NYSE/Arca ("NYSE"), the Boston Stock Exchange ("BSE"), the Chicago Stock Exchange ("CHX"), the CBOE Exchange ("CBSX"), the National Stock Exchange ("NSX"), the Philadelphia Stock Exchange ("PHLX") and the International Securities Exchange, Inc ("ISE").

The Company was organized in 1993 and is a wholly-owned subsidiary of Automated Trading Desk, LLC (the "Parent", or the "Member") which is an indirect wholly-owned subsidiary of Automated Trading Desk, Inc. ("ATD"). On October 3, 2007, ATD was merged with and into Citigroup Acquisition LLC ("Acquisition"). After the merger, Acquisition became the surviving entity and an indirect wholly-owned subsidiary of Citigroup Global Markets Holding, Inc. ("CGMHI") which is a wholly-owned subsidiary of Citigroup, Inc. ("Citigroup").

The change in indirect ownership as a result of the acquisition was approved by the FINRA through the Association's continuance of membership process detailed in Rule 1017 on August 28, 2007.

Nature of Operations—The Company generates its revenues by trading its proprietary account, primarily using various trading models, which result in very short-term, liquid equity positions. The Company also executes trades for various broker-dealer clients, on a principal or agency basis.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the potential outcome of litigation and regulatory reviews, that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Financial Instruments— The Company elected to early-adopt Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements", as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

(Continued)

These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at market value. Realized and unrealized gains and losses are included in principal transactions revenues. The Company uses quoted market prices to determine the fair value of trading positions, and classifies such items as Level 1. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

Trading Rebates and Access Fees—The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks ("ECN"), NASDAQ and other broker-dealers. In the statement of financial condition, trading rebates are netted against the access fees by counterparty and are included in accounts receivable or accounts payable and accrued expenses, as appropriate.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

3. INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in CGMHI's U.S. federal income tax return. Under income allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, certain state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. The results of the Company's operations are also subject to state and local taxation in various jurisdictions in which the Company files income tax returns. As the Company does not have any taxable or deductible temporary differences attributed to its business, no deferred tax assets or liabilities have been recognized.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. In connection with the adoption of FIN 48, the Company identified no material uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns. As such, there was no impact to member's equity.

4. RELATED PARTY TRANSACTIONS

Management and Software Licensing Fees—The Parent provides the Company with administrative and support staff and funds other overhead, occupancy and operating costs, which includes compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. At December 31, 2007, there are no outstanding payable balances.

Communications Costs—Certain shared communications expenses are paid by the Company on behalf of a wholly-owned subsidiary of the Parent which reimburses the Company monthly for the charges. At December 31, 2007, there is no outstanding receivable balance.

5. DUE FROM CLEARING BROKERS

The Company clears principal and broker-dealer client equity transactions through two clearing brokers on a fully disclosed basis. The amount due from clearing brokers relates primarily to principal trading activity.

(Continued)

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $95,319,021, which was $94,888,811 in excess of its required net capital of $430,210. The Company's aggregate indebtedness ratio was .07 to 1.

The Company has signed a proprietary accounts of introducing brokers ("PAIB") agreement with its clearing brokers, so as to enable it to include certain assets as allowable assets in its net capital computation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short-term proprietary trading strategies.

8. COMMITMENTS AND CONTINGENCIES

Contingencies—In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(Continued)

Risks and Uncertainties—The Company generates a majority of its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

* * * * * *

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report On Internal Control Required by SEC Rule 17a-5

To the Member of Automated Trading Desk Brokerage Services, LLC:

In planning and performing our audit of the financial statements of Automated Trading Desk Brokerage Services, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END